SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2009

☐	Transition report Pursuant to section 15(d) of the Securities Exchange Act of 1934

From the Transition Period from              to

Commission File Number:

000-50091

Full title of the plan and address of the plan, if different from the issuer named below:

BANK OF FLORIDA CORPORATION 401(K) PLAN

Name of the issuer of the securities held pursuant to the plan and the address from that of its principle executive office:

BANK OF FLORIDA CORPORATION

1185 Immokalee Road

Naples, Florida 34110

In accordance with General Instruction A to Form 11-K, the Plan, which is subject to the Employee Retirement Income Security Act of 1974, elects to file Plan Financial Statements and Schedules in accordance with the financial reporting requirements of ERISA.

Furnished herewith are the financial statements of the plan as of December 31, 2009 and December 31, 2008 and for the year ended December 31, 2009.

REQUIRED INFORMATION

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Bank of Florida Corporation 401(k) Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

BANK OF FLORIDA CORPORATION 401(K) PLAN

Date: June 29, 2010	/s/ Tracy L. Keegan
Tracy L. Keegan, Trustee

Bank of Florida Corporation 401(K) Plan

December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

To the Audit Committee of Bank of Florida Corporation

Bank of Florida Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Bank of Florida Corporation 401(k) Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Bank of Florida Corporation 401(k) Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits of the Plan’s financial statements as of and for the year ended December 31, 2009, were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in our audits of the basic financial statements for the year ended December 31, 2009, and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ PORTER KEADLE MOORE, LLP

Atlanta, Georgia

June 29, 2010

BANK OF FLORIDA CORPORATION 401(K) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2009 and 2008

	2009	2008
ASSETS:
Cash	$17,027	$22,218
Investments at fair value:
Shares of registered investment company mutual funds	5,099,587	3,960,309
Common stock of Bank of Florida Corporation	174,556	640,140
Loans to participants	238,919	174,449

Total investments	5,513,062	4,774,898

Receivables	202	202

Total assets	5,530,291	4,797,318

LIABILITIES:
Accounts payable	1,564	2,299

Total liabilities	1,564	2,299

Net assets available for plan benefits	$5,528,727	$4,795,019

See accompanying notes to financial statements

BANK OF FLORIDA CORPORATION 401(K) PLAN

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2009

Additions to net assets attributable to:
Investment income:
Dividends and interest	$56,042
Participant loan interest Net appreciation in fair value of investments	12,602 215,580

Total investment income	284,224

Contributions:
Employer match	295,740
Employee deferral	877,475
Employee rollover	110,773

Total contributions	1,283,988

Total additions	1,568,212

Deductions to net assets attributable to:

Distributions paid to participants	822,007
Administrative expenses	12,497

Total deductions	834,504

Increase in net assets available for plan benefits	733,708
Net assets available for plan benefits:
Beginning of year	4,795,019

End of year	$5,528,727

See accompanying notes to financial statements

BANK OF FLORIDA CORPORATION 401(K) PLAN

Notes to Financial Statements

(1)	Description of Plan

The following description of Bank of Florida Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

On May 28, 2010, three principal operating subsidiaries of the Company were closed by regulatory agencies. The Company continues to own and operate Bank of Florida Trust Company and is exploring winding down its operations. Due to the number of plan participants impacted by the closure of the three operating subsidiaries, the Company has implemented a Partial Plan Termination as it relates to these participants effective July 10, 2010. The Company anticipates the remainder of the Plan will be terminated as part of the wind down process. The Plan Document stipulates that in the event of termination of the Plan, all amounts credited to participant accounts will become 100% vested. Active participants may continue to make contributions to the Plan until its termination. Distributions from the Plan will be made in accordance with the terms within the Plan Document.

Effective June 15, 2010, trustees of the Plan approved to discontinue all future contributions to the Bank of Florida Corporation stock by the Plan. Existing balances are allowed to remain in the fund.

General

The Plan is a defined contribution plan covering all employees of Bank of Florida Corporation (the “Company”) who have attained age twenty-one and completed three months of service. It is subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the plan administrator. Transamerica Retirement Services, Inc. provided recordkeeping services for the Plan.

Effective January 1, 2010, the Plan Sponsor changed the third party administrator responsible for recordkeeping responsibilities with respect to the Plan from Matthews Benefit Group to The Pension Studio.

Contributions

Each year, participants may contribute pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes a matching contribution of 50% of the first 8% of base compensation for those who have completed at least three months of service and have attained age 21 and have elected to make deferral contributions. All contributions are invested ratably in the investment options selected by the participants and Company contributions are subject to the vesting guidelines discussed below. Participant and employer contributions are also subject to certain Internal Revenue Service (“IRS”) limitations. Participants may change their investment options at any time.

As of July 1, 2009, the Company suspended the employer matching contributions and these contributions remain suspended as of December 31, 2009.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

BANK OF FLORIDA CORPORATION 401(K) PLAN

Notes to Financial Statements, continued

(1)	Description of Plan, continued

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service, as defined in the plan. A participant is 100% vested after five years of service. Effective January 1, 2008 the service crediting method was changed from elapsed time to hours of service. In order to be credited with a year of service under the hours of service method, a participant must have 1,000 hours of service in a plan year. The vesting schedule of the plan is as follows:

Year(s) of Service	Vesting
1	20%
2	40%
3	60%
4	80%
5	100%

Participants become fully vested upon reaching Normal Retirement Age, which is defined as age 65. Participants become fully vested upon attaining Early Retirement Age, which is defined as age 55 with 5 years of service. Participants whose account balances transferred from the Old Florida Bank Savings Plan attain Early Retirement Age at 55 with no additional years of service requirement. Participants become fully vested if termination of employment occurs due to death or total and permanent disability.

Forfeitures

Upon a distribution of the vested account balance or a five year break in service, amounts not vested will be forfeited. Forfeitures are used to either reduce employer contributions or pay plan expenses. During the plan year total forfeitures from participant accounts totaled $33,866. During the year ending December 31, 2009, forfeitures in the amount of $32,220 and $8,217 were used to reduce employer matching contributions and plan expenses, respectively.

Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers to (from) the investment funds from (to) the loan fund. Loan terms may not exceed 5 years, unless for the purchase of a primary residence. The loans are collateralized by the vested balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through semi-monthly payroll deductions.

Payment of Benefits

Upon termination of service due to death or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, a partial lump sum amount or installment payments over a specified period of time, not exceeding the participant’s life expectancy. Upon termination of service for other reasons, a participant is eligible to receive the value of the vested interest in his or her account as a lump-sum distribution.

Administrative Expenses

The administrative fees paid from plan assets totaled $12,497. All other administrative fees were paid by the Company.

BANK OF FLORIDA CORPORATION 401(K) PLAN

Notes to Financial Statements, continued

(2)	Summary of Significant Accounting Policies

The Plan’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The following is a summary of the significant accounting policies:

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds are valued at fair value based on quoted market prices of the underlying fund securities. The Plan holds investments in the Bank of Florida Corporation stock fund amounting to $174,556 and $640,140, at December 31, 2009 and 2008, respectively. This investment represents 3.2% and 13.4% of total investments at December 31, 2009 and 2008, respectively. For the years ending December 31, 2009 and 2008, the Plan’s investments in the Bank of Florida stock fund were valued at their year end unit closing price. Unitized accounting is a recordkeeping method whereby assets of a fund are reflected as “units of ownership” in the underlying assets. It allows the change in market value, whether from interest, dividends and/or price changes of the underlying investments or distributions, to be reflected for all participants on a daily basis. The unit closing price was $0.40 and $2.19 as of December 31, 2009 and 2008, respectively. Due to the closure of the Company’s banking subsidiaries, the value of the unit price of the Bank of Florida Corporation stock fund has significantly decreased. As of June 29, 2010, the underlying stock was trading at $0.08 with limited volume.

The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for plan benefits.

The net gain or loss from investment activity includes realized and unrealized gains and losses from investment activity as well as earnings on investments. Unrealized gains and losses are calculated as the difference between the current value of securities as of the end of the plan year and either the current value at the end of the preceding year or the actual cost if such investments were purchased during the current year. Realized gains or losses on sales of investments are calculated as the difference between sales proceeds and the current value of investments at the beginning of the year or the actual cost if such investments were purchased during the year. Earnings on investments include interest and dividends received on the Company’s common stock and mutual fund shares.

Securities transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

Contributions

Contributions from participants are accrued and credited to participants’ accounts as of each pay period.

Benefits

Benefit payments to participants are recorded when paid.

BANK OF FLORIDA CORPORATION 401(K) PLAN

Notes to Financial Statements, continued

(3)	Fair Value Measurements

The Financial Accounting Standards Board establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

•   Quoted prices for similar assets or liabilities in active markets;

•   Quoted prices for identical or similar assets or liabilities in inactive markets;

•   Inputs other than quoted prices that are observable for the asset or liability;

•   Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

An asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Plan sponsor common stock	Valued at the Net Asset Value (NAV) of the units held by the Plan at year end

Mutual funds	Valued at the active market prices of shares held by the Plan at year end

Participant loans	Valued at amortized cost which approximates fair value

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

BANK OF FLORIDA CORPORATION 401(K) PLAN

Notes to Financial Statements, continued

(3)	Fair Value Measurements, continued

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

December 31, 2009

	Level 1	Level 2	Level 3	Total
Mutual funds – Savings	$1,210,104	$—	$—	$1,210,104
Mutual funds – Balanced	662,316	—	—	662,316
Mutual funds – Bonds	611,881	—	—	611,881
Mutual funds – Equity	2,615,286	—	—	2,615,286

Total mutual funds	5,099,587	—	—	5,099,587
Bank of Florida Corporation stock fund	—	174,556	—	174,556
Participant loans	—	—	238,919	238,919

Total assets at fair value	$5,099,587	$174,556	$238,919	$5,513,062

December 31, 2008

	Level 1	Level 2	Level 3	Total
Mutual funds – Savings	$1,464,151	$—	$—	$1,464,151
Mutual funds – Balanced	361,541	—	—	361,541
Mutual funds – Bonds	358,177	—	—	358,177
Mutual funds – Equity	1,776,440	—	—	1,776,440

Total mutual funds	3,960,309	—	—	3,960,309
Bank of Florida Corporation stock fund	—	640,140	—	640,140
Participant loans	—	—	174,449	174,449

Total assets at fair value	$3,960,309	$640,140	$174,449	$4,774,898

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

Participant Loans
Balance, beginning of the year	$174,449
Additional participant borrowings (net)	64,470

Balance, end of year	$238,919

BANK OF FLORIDA CORPORATION 401(K) PLAN

Notes to Financial Statements, continued

(4)	Investments

The Plan’s investments were held by Transamerica Retirement Services, Inc. in a trust fund. Transamerica Retirement Services, Inc. has certified to the plan administrator that all assets were being held and that all investment transactions including net appreciation in fair value of investments reported in these financial statements were complete and accurate at December 31, 2009 and 2008. The table presents the fair values of investments in excess of five percent of the Plan’s net assets:

	At December 31,
	2009	2008
American Funds Fundamental Investments	$279,200	$190,797
American Funds Growth Fund of America	412,174	281,696
Federated U.S. Treasury Cash Reserves, Inst. Svc. Shares Fund	1,210,104	1,464,151
Fidelity Advisory Small Cap Fund	322,465	258,296
Fidelity Advisory Leveraged Co. Stock Fund	299,389	191,381
Transamerica Partners Stock Index Fund	251,796	225,586
Transamerica Partners High Quality Bond Fund	442,008	320,947
Bank of Florida Corporation Common Stock	174,556	640,140

During the year ended December 31, 2009, the Plan’s investments (including investments bought, sold, matured and held during the period) appreciated in value as follows:

Year ended December 31, 2009
Net change in investments at fair value as determined by quoted market price
Mutual funds	$681,164
Bank of Florida Corporation common stock	(465,584)

Net change in fair value	$215,580

(5)	Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts and outstanding loan balances will be treated as distributions.

(6)	Tax Status

The Plan Administrator has not received a determination letter from the IRS approving the qualifications of the Plan for tax exempt status, however the Plan Administrator has obtained a determination letter qualifying the prototype plan the Plan was adopted on. Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is currently operating in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

BANK OF FLORIDA CORPORATION 401(K) PLAN

Notes to Financial Statements, continued

(7)	Party-In-Interest Transactions

During the course of the year, the Plan enters into certain party-in-interest transactions with the Company and Transamerica Retirement Services, the recordkeeper of the Plan. Certain Plan investments are the Company’s common stock invested through a stock fund and therefore, these transactions qualify as party-in-interest. The Company provides certain accounting and administrative services to the Plan for which no fees are charged. The Plan also provides for certain investments that are managed by an affiliate of Transamerica Retirement Services, Inc., the Plan’s recordkeeper. During the course of the year, administrative fees in the amount of $12,497 were paid to Transamerica Retirement Services and its affiliates. These transactions also qualify as party-in-interest. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules.

BANK OF FLORIDA CORPORATION 401(K) PLAN

Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

As of December 31, 2009

(a)	(b) Identity of Issuer/(c) Description of Investment	(d) Cost	(e) Fair Value
*	Bank of Florida Corporation Common Stock	N/A	$174,556
	American Funds EuroPacific Growth Fund	N/A	248,160
	American Funds Fundamental Investments	N/A	279,200
	American Funds Growth Fund of America	N/A	412,174
	Federated U.S. Treasury Cash Reserves, Inst. Svc. Shares Fund	N/A	1,210,104
	Fidelity Advisor Leveraged Co Stock Fund	N/A	299,389
	Fidelity Advisor Small Cap Fund	N/A	322,465
	Janus Balanced Fund	N/A	27,827
	Janus Overseas Fund	N/A	80,587
	Oppenheimer Global Fund	N/A	226,634
	PIMCO Total Return Fund	N/A	220,308
*	Transamerica Partners High Quality Bond Fund	N/A	442,008
*	Transamerica Partners Mid Cap Value Fund	N/A	161,137
*	Transamerica Partners Stock Index Fund	N/A	251,796
	Vanguard Small Cap Value Index Fund	N/A	23,320
	Vanguard REIT Index Fund	N/A	111,312
	Vanguard Target Retirement 2005 Fund	N/A	125,450
	Vanguard Target Retirement 2010 Fund	N/A	138,862
	Vanguard Target Retirement 2015 Fund	N/A	38,584
	Vanguard Target Retirement 2020 Fund	N/A	80,742
	Vanguard Target Retirement 2025 Fund	N/A	9,393
	Vanguard Target Retirement 2035 Fund	N/A	190,733
	Vanguard Target Retirement 2045 Fund	N/A	290
	Wells Fargo Advantage Small Cap Value Fund	N/A	199,112
	Loans to participants (interest rates ranging from 4.25% - 9.25% maturing through December 15, 2014)		238,919

			$5,513,062

*	Party in interest

N/A – Cost information may be omitted when reporting participant directed investments.